Investor Relations: 1-858-668-1808
                                 info@thunderbirdgaming.com

2003 THIRD QUARTER REPORT

for the nine months ended September 30, 2003

12155 Dearborn Place, CA, USA  92064
Phone: (858) 668-1808  Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com  website: www.thunderbirdgaming.com

MESSAGE TO OUR SHAREHOLDERS

ON 2003 SECOND QUARTER RESULTS

International Thunderbird Gaming Corporation (CNQ - ITGC.U) announces its financial results for the third quarter ended September 30, 2003. All figures are in US dollars.

Revenues from continuing operations for the third quarter of 2003 were $5.4 million, an increase of 28% over 2002 revenues from continuing operations of $4.3 million for the same period. Net income for the period was $704 thousand compared to a loss of $63 thousand in 2002 for the same period. The income for the current period stems from ongoing continuing operations but also benefited from inclusion of six months of income from the 21% ownership in the Nicaragua operations. The earnings per share were $0.03 in Q3 2003 compared to $nil per share for the same period in 2002. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.7 million compared to $781 thousand for the same period in 2002. The Company's working capital deficiency continues to improve, as the working capital deficiency decreased from $2.8 million at December 31, 2002 to $883 thousand at September 30, 2003.

In Panama, 2003 revenues for casinos with comparable 2002 results posted a 26% increase for the quarter compared to the same period last year. The Company's "flagship" operation, the Fiesta Casino-El Panama Hotel has made the most dramatic move in revenue improving by 51% for the same period last year. The Chitre and Decameron casinos collectively accounted for an additional $800 thousand in revenues to the Panama operations for the quarter in 2003. These casinos did not exist in the third quarter of 2002.

In Guatemala, the Company is reflecting its second full quarter under the terms of the new agreement with ILAC. The resulting impact helped make for an 18% increase in gross profit for the 2003 third quarter over the same period in 2002. The operations posted a 3% growth in revenues for the third quarter 2003 compared to the same period in 2002. Fifteen of a projected total of forty additional video lottery machines were placed in operation during the third quarter of 2003, bringing the total machines in use to 270. The regulatory environment has improved in Guatemala and the Company foresees an expansion of operations in Guatemala in 2004.

In Nicaragua, the Company enjoyed its second full quarter under the merged operation with the Pharaoh's Casino. Revenues of $2.1 million for the quarter exceeded expectations. The Company uses the equity method of accounting to record its investment in Nicaragua. The Company elected to defer to the 2003 third quarter the recording of the 2003 Q2 results of the merged operations, pending approval of closing transactions by local regulatory authorities. The third quarter reflects the Company's share of Nicaragua's results from April to September 2003.

In Venezuela, the foreign exchange rate is still held at 1,600 Bolivars to $1 US dollar. Revenues, in the local currency, for the quarter grew 44% over the comparable period in 2002. The entity posted a $102 thousand gain for the quarter, excluding the impact of extraordinary adjustments. The operations reported a net loss of $630 thousand for the nine months ended September 30, 2003. The Company has not recognized a year to date equity loss due to the "write-down" of its investment in Q4 of 2002.

In Costa Rica, the Company succeeded in its legal challenge to collect its $677,000 account receivables stemming from past activity. The Company intends to develop several new facilities and purchase existing licenses in 2004 in Costa Rica. It has entered into a 50/50 partnership with local investors wherein it will develop several new operations. The Company is in final documentation for the development of an existing Casino license at an airport hotel. A negotiated 20-year lease allows the Company to build its first signature property in San Jose. Permitting and construction for the facility are expected to take approximately one year. The Company has obtained a lease, license and begun to

 The operation has 28 table positions and 69 slots for 97 gaming positions and is operating within budget. The Costa Rica market will be a primary focus of development for the Company during 2004.

The Company's development efforts in Chile are advancing. While the Chilean legislature is still working on the legislation that will expand the number of licenses in this market, the draft bill has now been approved by the Chamber of Deputies and has already passed through the first Senate Committee. Meanwhile, Thunderbird is negotiating and entering into agreements with strategic partners on a market-by-market basis. The Company's Chilean subsidiary has recently signed a joint development agreement with the non-profit FIMAULE, the owner and operator of important fair grounds and an event center in Talca, the capital of Chile's 7th region. Similar agreements are under negotiation in several other markets. In its current form, the law allows between 8 and 18 new Casinos to be built in the areas not currently serviced by the existing 7 casinos in the country.

The Company continues to pursue $5 million of debt financing for new gaming opportunities in Costa Rica and Venezuela. MRG Entertainment contributed to this effort by providing in November 2003 $800,000 of funding that is included within the balance of debt owed to MRG as part of a Fully Restated Loan Agreement, bringing the debt owed to MRG Entertainment to $3.3 million. MRG's 2,345,000 warrants, which were set to expire in December 2006, are now expiring in December 2008 to match the restated loan pay-off date. The Company is pleased that MRG Entertainment continues to provide valuable financial support. The Company and MRG Entertainment may but are not obligated to increase the $3.3 million loan balance to $8 million depending upon the Company's future project development efforts.

The Company is pleased with the Canadian Trading and Quotation System, Inc.'s (CNQ) continued progress. The CNQ has created an innovative stock market that matches enhanced disclosure, market making and streamlined regulation with leading edge trading technology to meet the needs of Canadian companies. Combined with comprehensive regulatory oversight, this provides an efficient new equity market that fosters integrity, transparency and liquidity for investors, issuers, and investment dealers. The CNQ recently filed an application to the Ontario Securities Commission to become a stock exchange. Shareholders should refer to the CNQ web page (www.cnq.ca) for information including a listing of dealers that currently trade the company's shares.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

        A. Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended September 30, 2003.

        The selected financial data should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	9 months ended September 30		9 months ended September 30
	2003	2002	2003	2002

Revenue	$15,797	$8,961	$5,231	$4,511
Net earnings (loss)	$ 2,064	$ (71)	$ 684	$ (121)
Earnings (loss) per share basic	0.09	(0.001)	0.03	-
Earnings (loss) per share fully diluted	0.06	(0.001)	0.03	-

As at:	Sept 30,	December 31,
	2003	2002

End of period working capital deficiency:	$ 883	$ 2,806
Total assets:	14,434	14,553
Long term debt (1):	3,735	4,232
Total liabilities:	10,835	13,066
Share capital (2):	21,242	21,085
Foreign exchange adjustment:	(386)	(277)
Deficit:	(17,257)	(19,321)

(1)    Excludes the current portion of the long-term debt.

(2)    The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

        B. Comparison of Results of Operations:

Revenues for the 3rd Quarter of 2003 from continuing operations were $5.4 million, an increase of 28% over 2002 revenues from continuing operations of $4.2 million for the same period. The Company's Panama operations experienced revenue growth over Q3 2002 of 37%, while revenues from its Guatemala operations grew 3% in Q3 2003 compared to Q3 2002.

Net income for the quarter was $704 thousand compared to a loss of $74 thousand in 2002 for the same period. The income for the current period included year-to-date net results of the Company's equity interests in Nicaragua. The Company's 21% equity interest resulted in a gain of $183 thousand for the 7 months since the March 1, 2003, merger. The Company recorded $41 thousand in Q1 2003 and $142 thousand in Q3 2003. The Company has elected to defer recording the impact of the sale of its wholly owned subsidiary in Nicaragua pending resolution of capitalization issues of the merged entity. The merged entity posted revenues of $2.1 million for the quarter. There is no impact in the 2003 3rd quarter results for the Company's equity investment in Venezuela. The Company has written down to nil its investment in Venezuela as of December 31, 2002. However, certain receivables related to the Venezuela operations remain outstanding in light of the Company's expectations of full settlement from Fiesta Casino Guayana. Venezuela revenue for the 3rd quarter of 2003, in local currency, increased 44% compared to the 3rd quarter of 2002. The entity posted a $102 thousand gain for the quarter, excluding the impact of extraordinary adjustments. The operations reported a net loss of $630 thousand for the nine months ended September 30, 2003. The Company also advanced during the quarter its share - $68 thousand - of cash requirements for NAFTA expenses. Due to the write down in December 2001 of the Company's investment in Mexico, this amount was expensed in Q3.

The Company's income tax for the quarter was $362 thousand compared to $166 thousand during the same period last year. However, pre-tax income for the respective periods was $1.1 million and $103 thousand. The Company achieved earnings per share of $0.03 in Q3 of 2003 compared to $nil for the same period in 2002.

In Q3 2003, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.7 million compared to $781 thousand for the same period in 2002. This increase was achieved, primarily, through revenue growth and maintaining expenses. The Company, in efforts to develop additional revenue sources, posted $102 thousand in development expenses for the quarter compared to $35 thousand for the same period in 2002.

For the nine months ended September 30, 2003, gaming revenues reached $15.8 million, an increase of 20% compared to 2002 revenues of $13.2 million. The Company's 50% interest in Panama's revenues improved from $10.5 million in 2002 to $13.3 million for the same period in 2003. Guatemala 100% revenues, of which the Company records 65%, grew 3% for the year over the same period in 2002. The Company posted $1.5 million in revenues from Nicaragua for the first 9 months in 2002. Prior to the March 1, 2003 merger, the Company's Nicaragua operations recorded revenues of $266 thousand for the first two months of 2003. Combined revenues in Nicaragua since March 1, 2003 through September 30, 2003, were $4.5 million.

Thunderbird recorded net income for the nine months of $2.1 million or $0.09 per share compared with a loss of $145 thousand or $0.01 per share in the first nine months of 2002. The 2003 financial results for the period were enhanced by the net recovery of $311 thousand from a California gaming receivable. However, the Company expended $361 thousand in development for the nine months of 2003, compared with $200 thousand for the comparable period in 2002.

Year to date the Company has achieved EBITDA of $5.1 million compared to $2.6 million for the same period in 2002. The Company's income tax expense for the year was $876 thousand, representing an effective tax rate of 29%. Income taxes for the first 9 months of 2002 were $741 thousand.

The working capital deficiency of $2.8 million at December 31, 2002 has improved to $883 thousand at September 30, 2003. The decrease in the deficiency is due primarily to the re-negotiation of old debt plus improved cash flow from profitable operations.

        C. Effect of Recent Developments on Operations

1. Nicaragua Merger. Thunderbird's Fiesta Casino-Managua merged with Hopewell Limited's Pharaoh's Casino on March 1, 2003. Revenues of the combined operation since the merger through September 30, 2003, are $4.5 million. The Company recorded in its 2003 3rd quarter financials its 21% net equity interest of the year-to-date results of the merged operation.

2. Guatemala. The Company entered a 7-year agreement with ILAC and FPG in which the Company will continue to operate the Lotteria at the Camino Real Hotel in Guatemala City, Guatemala. The Company will receive 65% of the revenue and will be responsible for 100% of the operating expenses. The Company has historically accounted for the operations of the Guatemala Salon as a "revenue share" arrangement with ILAC. Under this agreement, the Company recorded as revenue their proportionate share of Salon revenues less Salon expenses and no costs of sales were recorded by the Company. Beginning March 15, 2003, pursuant to the terms of the new agreement, the Company began to report as revenue 65% of the Salon revenue and 100% of the direct Salon expenses were recorded as costs of sales, similar to the accounting for the Panama operations. The Company completed its expansion of the Salon at the Camino Real Hotel, which included the addition of a "bar-restaurant." Fifteen of a projected 40 additional video gaming machines were placed into operation in the 3rd quarter, the full impact of which will be reflected in the operating results of Q4 2003.

3. Panama. The Company's Panama operations opened its sixth casino in April 2003. The facility, located in the Hotel Decameron, is 682 square meters and has 50 slot machines and 42 table positions. Decameron's performance, along with the expansion of the El Panama in Q4 2002 and the opening of Chitre in Q4 2002, helped Panama realize revenue growth of 37% for the 3rd quarter over the same period in 2002. The Company's premier casino, the El Panama Fiesta Casino location, showed revenue growth of 51% for the third quarter of 2003 compared to the same period in 2002.

4. Venezuela. As of December 31, 2002, the Company wrote down its investment in Venezuela to nil, save for certain receivables on which the Company is receiving payment from the operations. The operation continues to meet its debt obligations with cash flow generated by revenues. The Casino generates sufficient revenue to contribute cash flow to complete construction of a convention facility. The local government's freeze on the country's currency has helped minimize the impact of foreign exchange losses on operations. The Company believes in the substantive value of its investment in Venezuela.

5. Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company is currently litigating a NAFTA claim against the government of Mexico. The Company recently submitted a lengthy brief and well over 15,000 pages of documents and declarations in support of its claim. The Mexico Government has until December 15, 2003 to file its reply. The trial is scheduled for the week of April 26, 2004 in Washington, DC. The costs of the NAFTA claim are being funded by the investors of the three Mexican entities. The Company's share of those costs to date is $102 thousand, $68 thousand of which was expensed in Q3.

6. New developments. The Company has entered into a 50/50 partnership with local investors in Costa Rica wherein it will develop several new operations. The Company is in final documentation for the development of an existing Casino license at an airport hotel in the country. A negotiated 20-year lease allows the Company to build its first signature property in San Jose. Permitting and construction for the facility are expected to take approximately 1 year. The Company has obtained a lease, license and begun to operate a casino at the Presidente Hotel in downtown San Jose. The operation has ----28 table positions and 69 slots for a total of 97 gaming positions. The

Costa Rica market will be a primary focus of development for the Company during 2004. Additionally, the Company has opened a development office in Chile. In connection therewith, the Company has formed a development Company to pursue opportunities. Independent investors have committed to fund $650,000 of a $1.3 million development budget. The remainder will be funded by the Company and its affiliates through a combination of cash and services. Chile currently has seven casinos generating an estimated combined $85 million in revenues annually, and serving a combined population of 1.8 million. There is pending legislation that authorizes the establishment of additional licenses in the country, which will serve significant new markets. Chile is the most politically and economically stable country in Latin America. It is expected to adopt a free trade agreement with the United States before year end. The Company is negotiating and entering into agreements with strategic partners on a market-by-market basis. The Company's Chilean subsidiary has recently signed a joint development agreement with the non-profit FIMAULE, owner and operator of important fair grounds and an event center in Talca, the capital of Chile's 7th region. Similar agreements are under negotiation in several other markets. The Company continues to pursue $5 million of debt financing for new gaming opportunities in Costa Rica and Venezuela. MRG Entertainment contributed to this effort by funding $800,000 in November 2003.

7. Recovery of Disposition of Discontinued Operations. The Company finalized and settled all of its claims against California tribes and collected receivables, some of which were previously written off, stemming from discontinued operations.

        D. Capital Resources and Liquidity. Cash provided by continuing operations was $2.0 million for the nine months ended September 30, 2003 compared to $699 thousand for the same period in 2002. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and its Guatemalan operations. Cash and cash equivalents increased from $1.2 million at December 31, 2002 to $1.8 million at September 30, 2003. The Company's working capital deficiency decreased to $883 thousand at September 30, 2003 compared to $2.8 million at December 31, 2002. Total long-term debt and capital lease obligations at September 30, 2003, were $3.7 million. This has decreased from $4.2 million at December 31, 2002.

The Company raised $150 thousand during the 9 months ended September 30, 2003 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable. The Company currently does not plan to raise capital by the issuance of shares in the near future. The projects which the Company anticipates will require capital resources over the next 12 months include certain development projects, the addition of 25 machines, for a total of 295 machines, in Guatemala and computer system upgrades in the corporate and subsidiary accounting departments.

As of September 30, 2003, the Company had outstanding director and employee share options exercisable for up to 3,041,625 common shares at prices ranging from CDN$0.08 to CDN$1.19 per share. If all share options are exercised, to which no assurance can be given, 3,041,625 common shares would be issued generating proceeds of CDN$1,196,807.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	September 30, 2003	December 31, 2002

Assets

Current assets:
Cash and cash equivalents	$ 1,820	$ 1,162
Accounts receivable	2,330	2,243
Inventories	324	293
Prepaid expenses	260	393
Current portion of amounts receivable	292	398

	5,026	4,489

Restricted cash	745	707

Amounts receivable	881	1,101

Investments in and advances to equity investees	1,060	430

Capital assets	5,222	6,356

Other assets	1,500	1,470

	$ 14,434	$ 14,553

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 3,385	$ 4,497
Income taxes payable	512	597
Current portion of capital lease obligations	12	28
Current portion of loans payable	2,049	2,005
Current portion of other payables	112	168

	6,060	7,295

Capital lease obligations	5	15
Loans payable	3,267	3,626
Other payables	453	591
Deferred gains	449	848
Future income taxes	703	691
Non-controlling interest	49	-

	10,835	13,066

Shareholders' equity:
Share capital	21,242	21,085
Deficit	(17,257)	(19,321)
Foreign exchange adjustment	(386)	(277)

	3,599	1,487

	$ 14,434	$ 14,553

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

Director	Director
Jack Mitchell	Albert Attallah

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars)

Nine months ended September 30, 2003 and 2002

	9 Months ended September 30,		9 Months ended September 30,
	2003	2002	2003	2002

Revenues:
Gaming operations	$ 15,797	$ 13,213	$ 5,435	$ 4,252

Costs and Expenses:
Gaming operations	6,011	5,217	2,118	1,775
General and administrative	5,123	5,239	1,642	1,660
Amortization	1,404	1,238	461	445
Financing costs	742	773	221	244
Uncollectible receivables	-	326	-	326
Recovery of receivables prev written down	(311)	(488)	-	(488)
Equity (income) loss in equity investees	(161)	334	(111)	187

Earnings before income taxes	2,989	574	1,104	103

Income taxes
Current	736	611	302	138
Future	140	130	60	28

	876	741	362	166

Non-controlling interest	49	-	-	-

Income (loss) from continuing operations	2,064	(167)	704	(63)
Income (loss) from discontinued operations	-	22	-	(11)

Net income (loss)	2,064	(145)	704	(74)
Deficit, beginning of period	(19,321)	(19,645)	(17,961)	(19,716)

Deficit end of period	$ (17,257)	$ (19,790)	$ (17,257)	$ (19,790)

Basic earning (loss) per common share	$ 0.09	$ (0.01)	$ 0.03	$ -

Fully diluted earnings (loss) per common share	$ 0.08	$ (0.01)	$ 0.03	$ -

See accompanying notes to unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

nine months ended September 30, 2003 and 2002

	9 Months ended September 30,		9 Months ended September 30,
	2003	2002	2003	2002

Cash provided by (applied to):

Operations:
Net income (loss) from continuing operations	$ 2,064	$ (167)	$ 704	$ (63)
Items not involving cash:
Amortization	1,404	1,238	461	445
Equity (gain) loss in equity investees	(161)	334	(111)	187
Future income taxes	140	130	60	28
Write down of amounts receivable	-	326	-	326
Recovery of previous write down	-	(488)	-	(488)
Non-controlling interest	49	-	38	-
Other	(230)	(203)	(32)	(2)
Net change in non-cash working capital items:
Accounts receivable	(280)	321	(441)	(106)
Inventories and prepaid expenses	(60)	(681)	44	(288)
Accounts payable and accrued liabilities	(864)	(110)	21	383)
Income taxes payable	(11)	(221)	73	(265)
Other Liabilities	(8)	-	(36)	-

Continuing operations	2,043	699	781	157
Discontinued operations	(9)	107	-	(11)

	2,034	806	100	146

Investing:
Loans receivable, net	165	80	(218)	71
Expenditures on capital assets	(569)	(1,462)	(1)	(458)
Proceeds on disposal of assets	2	-	-	-
Decrease in other assets	9	-	3	-
Investment in and advances to equity investees	(345)	(135)	(40)	(64)
(Increase) decrease in restricted cash	(38)	139	(20)	139

	(776)	(1,378)	(179)	(312)

Financing:
Net proceeds from issuance of common shares	150	5	146	-
Loans payable	3,256	834	50	538
Repayment of loans and leases payable	(4,006)	(981)	(658)	(264)

	(600)	(142)	(462)	274

Increase (decrease) in cash and cash equivalents	658	(714)	140	108
Cash and cash equivalents, beginning of period	1,162	1,494	1,680	672

Cash and cash equivalents, end of period	$ 1,820	$ 780	$ 1,820	$ 780

Supplementary information:
Interest paid	$ 886	$ 573	$ 236	$ 198
Income taxes paid	$ 875	$ 1,083	$ 229	$ 401

See accompanying notes to unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States dollars)
(Tabular amounts are expressed in thousands of dollars except per share amounts)

nine months ended September 30, 2003 and 2002

1.  NATURE OF OPERATIONS

International Thunderbird Gaming Corporation (the "Company") is a multi-jurisdictional gaming operator engaged in the provision of services to the gaming industry located primarily in the Republic of Panama, Guatemala and Nicaragua.

2.  BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.  NICARAGUAN MERGER

In March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A.. The Company owns a net 20.54% equity interest in the merged entity, which is reflected at 26% with a 5.46% non-controlling, minority interest.

4.  AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	September 30, 2003	December 31, 2002

Costs recoverable from third party participant in Guatemalan operation	$ -	$ 161
Apuestas Continentales, S.A.	408	408
Fiesta Juegos de Costa Rica, S.A.	269	269
Hopland Band of Pomo Indians	430	625
Other	66	36

	1,173	1,499
Current portion of amounts receivable	(292)	(398)

	$ 881	$ 1,101
11

5.   EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	9 months ended Sept 30		3 months ended Sept 30
	2003	2002	2003	2002

Net income (loss) reported	$ 2,064	$ (145)	$ 704	$ (74)

Weighted average number of common shares outstanding	23,650,641	23,515,024	23,910,835	23,515,868
Effect of dilutive stock options	3,058,9431	-	3,058,943	-

Weighted average number of diluted common shares outstanding	26,709,584	23,515,024	26,969,778	23,515,868

Basic earnings (loss) per share	$ 0.09	$ (0.01)	$ 0.03	$ -

Fully diluted earnings (loss) per share	$ 0.08	$ (0.01)	$ 0.03	$ -

6.  STOCK BASED COMPENSATION

The Company granted 710,000 stock options to employees and directors during the current period. The Company has elected to measure compensation costs using the intrinsic value method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Net income for the year as reported	$ 2,064
Additional compensation expense	(65)

Pro-forma net income	$ 1,999

Pro-forma earnings per share	$ 0.069

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

Risk-free interest rate	4.0%
Expected life of options	5 years
Annualized volatility	70%
Dividend rate	0%

7.  DISCONTINUED OPERATIONS

During the year ended December 31, 2000, the Company discontinued the operations of its gaming products business. This operation consisted primarily of the gaming and commercial signage and display businesses, operated through Calsino, and the sale of gaming machines and the distribution of card shufflers in the United States and Central America.

As of September 30, 2003, the only significant related item is an amount receivable of $408 thousand. The collective impact of discontinued operations on current operating results is nil or immaterial.

8.  SEGMENTED INFORMATION:

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments, excluding the revenue and expenses from discontinued operations.

Nine months ended September 30, 2003	Panama gaming	Guatemala video lottery	Nicaragua	Corporate and other	Total

External revenue	$ 13,268	$ 2,264	$ 265	$ -	$ 15,797
Amortization	1,247	45	19	93	1,404
Gain on disposal of capital assets	-	-	-	-	-
Income tax expense	741	129	5	1	876
Net income (loss)	1,260	1,062	-	(258)	2,064
Segment assets	8,339	663	-	5,432	14,434

Nine months ended September 30, 2002	Panama gaming	Guatemala video lottery	Nicaragua	Corporate and other	Total

External revenue	$ 10,545	$ 1,158	$ 1,499	$ 11	$ 13,213
Amortization	800	193	80	165	1,238
Gain (loss) on disposal of capital assets	(1)	-	-	326	325
Income tax expense	689	38	14	-	741
Net income (loss)	1,194	702	(257)	(1,806)	(167)
Segment assets	6,969	1,387	611	4,128	13,095

Three months ended September 30, 2003	Panama gaming	Guatemala video lottery	Nicaragua	Corporate and other	Total

External revenue	$ 4,586	$ 849	$ -	$ -	$ 5,435
Amortization	418	11	-	32	461
Gain on disposal of capital assets	-	-	-	-	-
Income tax expense	320	42	-	1	363
Net income (loss)	363	353	-	(12)	704

Three months ended September 30, 2002	Panama gaming	Guatemala video lottery	Nicaragua	Corporate and other	Total

External revenue	$ 3,345	$ 409	$ 498	$ -	$ 4,252
Amortization	297	65	29	54	445
Loss on disposal of capital assets	-	-	-	-	-
Income tax expense	148	13	4	-	165
Net income (loss)	262	261	(107)	(479)	(63)
13

Geographic information as at September 30, 2003:

	Panama	Guatemala	Nicaragua	USA	Total

Revenue	$ 13,268	$ 2,264	$ 265	$ -	$ 15,797
Capital Assets	4,963	150	-	109	5,222

Geographic information as at September 30, 2002:

	Panama	Guatemala	Nicaragua	USA	Total

Revenue	$ 10,545	$ 1,158	$ 1,499	$ 11	$ 13,213
Capital Assets	4,502	171	393	210	5,276

9. SUBSEQUENT EVENTS:

In Costa Rica, the Company has entered into a 50/50 partnership with local investors wherein it will develop several new operations. The Company is in final documentation for the development of an existing Casino license at an airport hotel. A negotiated 20-year lease allows the Company to build its first signature property in San Jose. Permitting and Construction for the facility are expected to take approximately 1 year. The Company has obtained a lease, license and begun to operate a casino at the Presidente Hotel in downtown San Jose. The operation has ----28 table positions and 69 slots for a total of 97 gaming positions and is operating on budget.

10.  COMPARATIVE FIGURES:

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

CORPORATE OFFICE

12155 Dearborn Place
Poway, California 92064 USA
Tel: (858) 668-1808
Fax: (858) 513-3760

THUNDERBIRD PANAMA Calle 51 y Aquilino de la Guardia Panama City, Panama Republic of Panama Tel: (507) 269-0691 Fax: (507) 269-3345	THUNDERBIRD DE GUATEMALA S.A. 14 Calle 3-51 Zona Edificio Murano Center Nivel 6 Oficina 603 Guatemala City, Guatemala Central America Tel: (502) 366-6096 Fax: (502) 366-6074
THUNDERBIRD VENEZUELA Avenida las Americas Torre Loreto, P.H. Puerto Ordaz, Estado Bolivar Venezuela	THUNDERBIRD NICARAGUA Hotel Intercontinental Managua Octava Calle Suroeste No. 101 P.O. Box 3278 Managua, Nicaragua
TRANSFER AGENT Pacific Corporate Trust Co. 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 Canada	AUDITORS Davidson & Company 1200-609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, BC V7Y 1G6 Canada
DIRECTORS Jack R. Mitchell Panama City, Panama Albert W. Atallah San Diego, California Jean Duvall Montreal, Canada Salomon Guggenheim Zurich, Switzerland

OFFICERS
Jack R. Mitchell, President & CEO
Albert W. Atallah, General Counsel & COO
Clay Hardin, VP, Gaming Operations
Booker Copeland, CFO & Corp Secretary

CAPITALIZATION
Common Shares Issued:
24,311,687 (as of November 26, 2003)

SHARES LISTED Canadian Trading and Quotation System, Inc. Common Stock Symbol: ITGC	REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON Preston, Lackowicz & Shier Suite 300 -204 Black St. Whitehorse, Yukon Y1A 2M9 Canada
WEBSITE www.thunderbirdgaming.com